SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BIOSPECIFICS TECHNOLOGIES CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090931106

(CUSIP Number)

Matthew J. Maletta

Endo International plc

First Floor, Minerva House, Simmonscourt Road

Ballsbridge, Dublin 4, Ireland

011-353-1-268-2000

Copy to:

Brandon Van Dyke

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1	Names of Reporting Persons Endo International plc
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 100 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 100 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 100 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 100% (1)
14	Type of Reporting Person CO

(1)

See Items 4 and 5. Calculation of share numbers and percentage based on the following: At the Effective Time (as defined in the Original 13D (as defined herein)), and as a result of the Merger (as defined in the Original 13D), all outstanding shares of capital stock of Merger Sub (as defined herein) issued and outstanding immediately prior to the Effective Time were converted into an aggregate of 100 shares of newly and validly issued, fully paid and non-assessable shares of common stock of the Surviving Corporation (as defined in the Original 13D). Consequently, following the consummation of the Merger on December 2, 2020, Endo (as defined herein) became the owner of, and for purposes of Rule 13d-3, beneficially owns, and has the sole power to vote and dispose of, 100 shares of common stock of the Surviving Corporation, representing the only outstanding capital of the Surviving Corporation.

1	Names of Reporting Persons Beta Acquisition Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14	Type of Reporting Person CO

(1)

See Items 4 and 5. As of the Effective Time, this Reporting Person (as defined herein) merged with and into Issuer (as defined herein), with Issuer surviving as a wholly-owned subsidiary of Endo (as defined herein).

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 29, 2020 (the “Original 13D” and, together with this Amendment, the “Schedule 13D”), and is being jointly filed by (i) Endo International plc, a public limited company incorporated in Ireland (“Endo”), and (ii) Beta Acquisition Corp., a Delaware corporation (“Merger Sub” and, together with Endo, the “Reporting Persons”). Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original 13D.

ITEM 2. Identity and Background.

Schedule A and Item 2 of the Original 13D, to the extent such Item incorporates by reference the information contained in Schedule A, are hereby amended and supplemented by replacing the first paragraph and the table in the section of Schedule A captioned “Directors and Executive Officers of Endo” with the following:

“Directors and Executive Officers of Endo. The following table sets forth as to each of the directors and executive officers of Endo: his or her name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, (i) the current business address of each person is First Floor, Minerva House, Simmonscourt Road Ballsbridge, Dublin 4, Ireland, and (ii) the principal employer of each such individual is Endo International plc: the business address of which is First Floor, Minerva House, Simmonscourt Road Ballsbridge, Dublin 4, Ireland.

Name / Title of Endo	Present Principal Occupation or Employment	Citizenship
Paul V. Campanelli Chairman	Chairman of the Board of Endo	USA

Roger H. Kimmel Senior Independent Director of Endo	Vice Chairman of Rothschild Inc. 1251 Avenue of the Americas, New York, NY 10022	USA

Mark G. Barberio Director	Principal, Markapital, LLC 53 Mill Street Williamsville, New York, NY 14221	USA

Blaise Coleman Director, President and Chief Executive Officer	Director of Endo and President and Chief Executive Officer of Endo	USA

Shane M. Cooke Director	Director of Endo	Ireland

Nancy J. Hutson, Ph.D. Director	Director of Endo	USA

Michael Hyatt Director	Senior Advisor to Irving Place Capital 745 Fifth Avenue, 7th Floor New York, NY 10151	USA

William P. Montague Director	Chairman of the Board of Directors of Gibraltar Industries, Inc. 3556 Lake Shore Road, P.O. Box 2028, Buffalo, New York 14219	USA

M. Christine Smith, Ph.D. Director	Director of Endo	USA

Patrick Barry Executive Vice President and President, Global Commercial Operations	Executive Vice President and President, Global Commercial Operations of Endo	USA

Mark Bradley Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Endo	USA

Matthew J. Maletta Executive Vice President, Chief Legal Officer and Company Secretary	Executive Vice President, Chief Legal Officer and Company Secretary of Endo	USA

George Apostol, M.D. Executive Vice President and Global Head of Research and Development	Executive Vice President and Global Head of Research and Development of Endo	Romania”

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended and restated in its entirety as follows:

“On December 2, 2020, Endo consummated the acquisition of Issuer through the Merger. The aggregate consideration payable in connection with the Shares (as defined in the Original 13D) upon the consummation of the Offer (as defined in the Original 13D) and the Merger was approximately $650 million, which was funded from cash on hand of Endo.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.”

ITEM 4. Purpose of the Transaction.

Item 4 of the Original 13D is hereby amended and supplemented by deleting the last paragraph of Item 4 and replacing it with the following paragraphs:

“Merger Sub commenced the Offer on November 2, 2020. In connection with the Offer, also on November 2, 2020, Endo and Merger Sub filed a tender offer statement on Schedule TO with the SEC, and Issuer filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. As of one minute after 11:59 PM, New York time, on December 1, 2020, when the Offer expired, approximately 6,159,975 Shares were validly tendered and not validly withdrawn pursuant to the Offer, excluding 365,128 Shares tendered pursuant to guaranteed delivery procedures. On December 2, 2020, Merger Sub accepted for payment, and expects to as soon as practicable pay for, all Shares validly tendered and not validly withdrawn prior to the expiration of the Offer.

On December 2, 2020, Merger Sub merged with and into Issuer pursuant to Section 251(h) of the General Corporation Law of the State of Delaware and without any stockholder vote, with Issuer surviving the Merger as a wholly-owned subsidiary of Endo, pursuant to the Merger Agreement. At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (a) Shares owned by Endo, Merger Sub, Issuer, or by any of their direct or indirect wholly-owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the Effective Time, (b) Shares irrevocably accepted for purchase pursuant to the Offer or (c) Shares owned by any stockholders who properly and validly demanded their appraisal rights in compliance with Section 262 of the DGCL) were automatically converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes.

Effective as of immediately prior to the Effective Time, (i) each outstanding Issuer stock option was automatically canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (A) the number of Shares underlying such option immediately prior to the Effective Time multiplied by (B) the amount, if any, by which the Offer Price exceeds the exercise price per share of such option, and (ii) each outstanding Issuer restricted stock unit (“RSU”) became fully vested (to the extent unvested) and was automatically converted into the right to receive an amount in cash equal to the product of (A) the number of Shares underlying such RSU immediately prior to the Effective Time multiplied by (B) the Offer Price, without interest and subject to any deduction for any withholding taxes.

At the Effective Time, the certificate of incorporation of Issuer was amended and restated in its entirety pursuant to the terms of the Merger Agreement. As of the Effective Time, the bylaws of Issuer were amended and restated in its entirety to be in the form of the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, subject to certain amendments specified in the Merger Agreement.

At the Effective Time, and as a result of the Merger, all outstanding shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time were converted into an aggregate of 100 shares of newly and validly issued, fully paid and non-assessable shares of common stock of the Surviving Corporation. Consequently, following the consummation of the Merger on December 2, 2020, Endo became the owner of 100 shares of common stock of the Surviving Corporation, representing the only outstanding capital of the Surviving Corporation.

At the Effective Time, the Support Agreement terminated in accordance with its express terms.

In accordance with the Merger Agreement, at the Effective Time, the directors of Merger Sub, immediately prior to the Effective Time became the initial directors of the Surviving Corporation, and the officers of Merger Sub, immediately prior to the Effective Time, became the initial officers of the Surviving Corporation.

On December 2, 2020, in connection with the Merger, Issuer notified Nasdaq of the consummation of the Merger and requested that trading of the Shares on Nasdaq be suspended prior to the opening of trading on December 2, 2020. In addition, at Issuer’s request, Nasdaq filed with the SEC an application on Form 25 to delist the Shares from Nasdaq and deregister the Shares under Section 12(b) of the Securities and Exchange Act of 1934, as amended (the “Act”). Trading of shares on Nasdaq was suspended prior to the opening of trading on December 2, 2020. Issuer intends to file with the SEC a Form 15 requesting that Issuer’s reporting obligations under Section 13 and Section 15(d) of the Act be suspended.

The information set forth or incorporated by reference in Item 3 is incorporated by reference in this Item 4.”

ITEM 5. Interest in Securities of Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

“(a), (b)

At the Effective Time, and as a result of the Merger, all outstanding shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time were converted into an aggregate of 100 shares of newly and validly issued, fully paid and non-assessable shares of common stock of the Surviving Corporation. Consequently, following the consummation of the Merger on December 2, 2020, Endo became the owner of, and for purposes of Rule 13d-3, beneficially owns, and has the sole power to vote and dispose of, 100 shares of common stock of the Surviving Corporation, representing the only outstanding capital of the Surviving Corporation. In addition, as a result of the Merger, the separate corporate existence of Merger Sub has ceased, and therefore Merger Sub owns no shares of Issuer and has no authority to vote or direct the vote for any shares of Issuer. Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns or has any voting power or dispositive power over any Shares.

(c)

Other than as described above, since the filing of the Original 13D on October 29, 2020, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

As a result of the termination of its corporate existence in connection with the Merger, Merger Sub ceased to be the beneficial owner of any securities of Issuer.

Given that the registration of the Shares of Issuer will be terminated, Shares held by Endo will no longer be subject to reporting under Section 13(d) of the Exchange Act.

Consequently, this Amendment constitutes an exit filing for the Reporting Persons.”

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Item 6 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

“At the Effective Time, the Support Agreement terminated in accordance with its express terms.”

ITEM 7.	Material to be Filed as Exhibits.

Item 7 of the Original 13D is hereby amended and supplemented as follows:

“Exhibit 1	Agreement and Plan of Merger, dated as of October 19, 2020, by and among Endo International plc, Beta Acquisition Corp. and BioSpecifics Technologies Corp. (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Endo International plc on October 19, 2020).

Exhibit 2	Support Agreement, dated as of October 19, 2020, by and among Endo International plc, Beta Acquisition Corp. and the Marital Trust U/W/O Edwin H. Wegman dated 8-10-06 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Endo International plc on October 19, 2020).

Exhibit 3	Joint Filing Agreement, dated October 29, 2020, by and among the Reporting Persons (Incorporated by reference to Exhibit 3 to the Schedule 13D filed by Endo International plc and Beta Acquisition Corp. on October 29, 2020).

Exhibit 4	Confidentiality Agreement, dated as of September 22, 2020, between Endo International plc and BioSpecifics Technologies Corp. (Incorporated by reference to Exhibit 4 to the Schedule 13D filed by Endo International plc and Beta Acquisition Corp. on October 29, 2020).

Exhibit 5	Amended and Restated Certificate of Incorporation of BioSpecifics Technologies Corp. (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by BioSpecifics Technologies Corp. on December 2, 2020).

Exhibit 6	Amended and Restated Bylaws of BioSpecifics Technologies Corp. (Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by BioSpecifics Technologies Corp. on December 2, 2020).”

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: December 3, 2020

Endo International plc

By:	/s/ Matthew J. Maletta
Matthew J. Maletta
Executive Vice President, Chief Legal Officer and
Company Secretary

Beta Acquisition Corp.

By:	/s/ Matthew J. Maletta
Matthew J. Maletta
Executive Vice President, Chief Legal Officer and
Secretary